Contact

www.linkedin.com/in/
melissahudsonwallace (LinkedIn)
www.fivefoottwomarketing.com/
(Company)

Top Skills

Start-up Leadership
Start-up Ventures
Digital Marketing

Languages

Portuguese
French

Honors-Awards

2015 Hall of Femme Honoree

Melissa Wallace

Committed to the success and impact of early-stage startups.
New York, New York, United States

Summary

Melissa brings over 25 years of marketing expertise, spanning across diverse sectors including consumer, B2B, DTC and creative agency realms, with a primary focus on pioneering technologies and entertainment. Her illustrious career path includes pivotal roles at renowned consumer brands like Superfly, DIRECTV, A&E, and eMusic. However, Melissa's true acclaim stems from her exceptional track record in revitalizing and propelling the marketing strategies of numerous startups, notably Buddy Media, which was acquired by Salesforce.com for a staggering $689M.

In 2018, Melissa joined forces with Laura Maiurano to establish Fivefoottwo, a groundbreaking Marketing Collective dedicated to nurturing early-stage startups. Building on this success, Melissa ventured further in 2023 with the launch of Fierce Foundry, the first-ever Femtech Venture Studio designed to reduce and equalize the deficit in funding for female founders. Through her unwavering dedication and visionary leadership, Melissa continues to shape the landscape of women in tech, leaving an indelible mark on the industry.

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Experience

Fierce Foundry
Co-Founder
June 2023 - Present (1 year 1 month)

Fivefoottwo Marketing
Co-Founder & Managing Director
February 2018 - Present (6 years 5 months)
New York, NY

Marco
Marketing Coach
April 2020 - Present (4 years 3 months)

New York, New York, United States

Techstars
Mentor
June 2017 - Present (7 years 1 month)

Entreprenista
Member
September 2021 - Present (2 years 10 months)
New York, United States

The Female Founder Collective
Member
February 2020 - Present (4 years 5 months)

Jam
Jambassador
April 2022 - December 2023 (1 year 9 months)
California, United States

Fierce Founders
Co-Founder, Treasurer
June 2018 - December 2023 (5 years 7 months)
New York, New York, United States

The FEAT
Head Of Marketing
October 2020 - April 2023 (2 years 7 months)

beet & pear
Board Member, Marketing Advisor
June 2020 - April 2023 (2 years 11 months)

The 1k Project
Curator
May 2020 - April 2023 (3 years)

Tentrr
Vice President of Marketing (Consultation)
July 2018 - September 2018 (3 months)
Greater New York City Area

Superfly
Vice President of Marketing
October 2015 - March 2018 (2 years 6 months)
Greater New York City Area

SplashThat.com
Vice President of Marketing (short-term consultation)
February 2015 - August 2015 (7 months)
New York, NY

bitly
Vice President Marketing
November 2013 - February 2015 (1 year 4 months)

salesforce.com
2 years 4 months

Vice President of Marketing
August 2012 - September 2013 (1 year 2 months)
New York

Vice President of Marketing
June 2011 - August 2012 (1 year 3 months)
New York, NY

The Visionaire Group
Senior Director, Engagement
February 2010 - June 2011 (1 year 5 months)

Surla Films
Associate Producer
November 2009 - April 2011 (1 year 6 months)

Managing the marketing plan and transmedia experience for the feature film, Horizon.

A&E Television Networks
Director, Digital Media Marketing
October 2007 - October 2009 (2 years 1 month)

eMusic
Sr. Manager, Partnership Marketing
March 2006 - October 2007 (1 year 8 months)

DIRECTV
Sr. Marketing Manager
August 2000 - March 2005 (4 years 8 months)

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Education

New School University
MA, Media Studies · (2007 - 2010)

University at Albany
BA, Political Science